

VOZROZHDENIYE BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«22» march 2005
№ 11C1/1737

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05006929

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Data related to alteration in percentage of the issuer's participation in the share capital of another commercial institution totaling not less than 5 %, or the portion of ordinary shares of another joint-stock company making up not less than 5%

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

Data that can affect materially the value of the issuer's securities

«Data related to alteration in percentage of the issuer's participation in the share capital of another commercial institution totaling not less than 5 %, or the portion of ordinary shares of another joint-stock company making up not less than 5%».

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia.
3. Identification tax number: 5000001042.
4. Unique code of the issuer: 1439.
5. Internet site used for publishing messages about the material facts: http://www.vbank.ru/akc/events.html.
6. Full corporate name of the commercial institution, in which share capital the Bank Vozrozhdeniye's percentage of participation changed: Joint Stock Company «Cherkizovsky Meat Processing»
7. Location of the commercial institution, in which share capital the Bank Vozrozhdeniye's percentage of participation changed: Permskaja st., vlad. 5, Moscow, 107143.
8. Percentage of participation of Bank Vozrozhdeniye (OAO) in the share capital of Joint Stock Company «Cherkizovsky Meat Processing» before alteration: 2,42%.
9. Portion of participation of Bank Vozrozhdeniye (OAO) in the share capital of Joint Stock Company «Cherkizovsky Meat Processing» after alteration: 11,42%.
10. Date when the Bank Vozrozhdeniye's percentage of participation in the share capital of Joint Stock Company «Cherkizovsky Meat Processing» changed: 14.03.2005.

Deputy Chairman of
Bank Voarozhdeniye (OAO) (*signature*) A.V.Dologopolov
March15th, 2005
Stamp